UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILEREPORTS UNDER SECTIONS 13 AND 15(d) OF THESECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0001634443

AXIS RESEARCH & TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

16662 Hale Avenue, Irvine, CA 92606

(Tel.) 949-288-6607

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒

Rule 12g-4(a)(2) ☒

Rule 12h-3(b)(1)(i)

Rule 12h-3(b)(1)(ii)

Rule 15d-6

Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date: 36

Pursuant to the requirements of the Securities Exchange Act of 1934, Axis Research & Technologies, Inc. hascaused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 7, 2017                     By: /s/ Nick Moran

                  Nick Moran

           CEO